David Stybr

Investment Executive | Board Member | Listed Companies | IPO | Movie Production

Profile

As a seasoned executive with a proven track record in steering listed companies, spearheading movie production ventures, and orchestrating successful IPOs and acquisitions, I bring a wealth of experience to the intersection of finance, investments, venture capital, and real estate.

Throughout my career, I have played pivotal roles in diverse business environments, from managing assets exceeding 200 million EUR for family offices and venture capital firms to navigating the intricacies of US futures markets for investment companies. My journey includes impactful leadership in a leading Central and Eastern European real estate company, where I contributed significantly to financial management.

Employment History

CEO at Livento Group Inc., New York, Prague
May 2021 -

- Leading a listed company on OTC markets
- Creation of BOXO productions, a movie business
- Reviving company business and expanding activities overseas
- Projects and assets Europe and US

Board Member, Iconic Labs PLC, London
2021 – 2024

- Restructure of company listed on main London market
- Finance and deal structures
- HR

Deputy CEO at Ott Ventures, Prague
2018 —2021

- Leading a family office as owners right hand
- Responsibility for legal, HR, business planning, refinancing and analysis of new projects
- Strategical plans for private equity investments
- Management of assets EUR 100+ Million
- Projects and assets Europe and US

Director of Property and Facility at CPI Property Group, Prague
2017 —2017

- Responsibility of 200 employees
- Restructuring of whole company to get better organization performance



Nationality

Czech

Skills

Business Development *Expert*

Corporate Finance *Expert*

Private Equity *Experienced*

Real Estate *Expert*

Investment Strategies *Experienced*

Hedge Fund *Skillful*

Management *Expert*

Motivation *Experienced*

Leadership *Experienced*

Negotiation *Experienced*

Languages

English *Highly proficient*

Czech *Native speaker*

German *Good working knowledge*

Hobbies

Travel, skiing, golf, yachting, new business exploration

- New IT system implementation
- Updated motivation and HR programs set
- Company providing services in whole Czech republic and Slovakia
- Cooperation with other divisions of CPI Property Group on strategical projects

Director of CPI Byty at CPI Byty, Prague
2015 —2017
- Complete restructuring of company
- 75 employees
- Business planning, budgeting
- Bank and bond program refinancing
- New IT system implemented
- Company providing flats in 15 cities, 6 branches
- assets EUR 400 million

Finance Manager at CPI Property Group, Prague
2014 — 2015
- Financial management of portfolio of companies
- Incorporation of acquisitions in Poland and Hungary
- Team development in Poland and Hungary
- Leading a team of financial managers

Operations Manager at Koral Investments, Prague
2012 — 2014
- Business development to reach performance on investment portfolio
- Leading a team of 4 data and financial analyst

Head of Trading and Strategies at Merito, Prague
2008 — 2012
- Development of investment strategies in small team
- Motivation, setting of targets
- Reporting of results to the board

Product Manager at Netcentrum, Prague
2006 — 2008

Teacher at University of Economics Prague, Prague
2005 — 2006

Education

Master degree, University of Economics, Prague
2001 — 2006
- Information technology: how to support business
- Management and corporate finance

Graduation, High School of Construction & Development,

Prague

1997 — 2001

I graduated from languages, project development and mathematics.

Courses

Series 3, National Futures Association

2016 — 2016